INVESTOR RIGHTS AGREEMENT

This Agreement is made as of February 7, 2017 between Alignvest Management Corporation (the “Investor”) and Trilogy International Partners Inc. (formerly Alignvest Acquisition Corporation) (“Trilogy Parent”), a British Columbia corporation.

WHEREAS:

A.          The Investor is the holder of certain securities of Trilogy Parent; and

B.          In connection with an arrangement agreement dated November 1, 2016 between Trilogy Parent and Trilogy International Partners LLC (as amended December 20, 2016, the “Arrangement Agreement”), Trilogy Parent wishes to grant to the Investor certain rights to nominate individual(s) identified by the Investor for election to the board of directors of Trilogy Parent, as constituted from time to time (the “Trilogy Parent Board”), in accordance with and subject to the terms and conditions contained in this Agreement.

NOW THEREFORE IN CONSIDERATION of the promises, mutual covenants and agreements contained in this Agreement, and other good and valuable consideration (the receipt and sufficiency of which is acknowledged by the parties), the parties covenant and agree as follows:

1.          INTERPRETATION

1.1         Definitions. Capitalized terms used but not otherwise defined in this Agreement will have the meanings ascribed to them in the Arrangement Agreement. For the purposes of this Agreement:

“Independent Director” has the meaning specified in the Trilogy LLC Agreement on the date hereof, without amendment.

“Relevant Percentage Ownership of Trilogy Parent Shares” means the percentage determined by dividing: (a) the sum of (i) the number of Trilogy Parent Common Shares directly or indirectly beneficially owned by the Investor; but excluding (ii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Trilogy Parent Common Shares; by (b) the sum of (i) the number issued and outstanding of Trilogy Parent Common Shares; plus (ii) the number issued and outstanding Trilogy Class C Units.

“Trilogy Parent Common Shares” means common shares in the capital of Trilogy Parent.

“Trilogy Parent Special Voting Share” means the Alignvest Special Voting Share, as defined in the Arrangement Agreement.

“Trilogy Parent Shareholders” means the registered and/or beneficial holders of the Trilogy Parent Common Shares and the registered holder of the Trilogy Parent Special Voting Share.

2.          INVESTOR NOMINATION RIGHTS

2.1         Trilogy Parent Board Composition and Nominees. Subject to Section 2.2, 2.3 and 2.4, following the Effective Date, so long as the Relevant Percentage Ownership of Trilogy Parent Shares owned by the Investor is 7.5% or more, the Investor will have the right to nominate two directors to the Trilogy Parent Board (together, the “Nominees”), as more specifically provided for below:

(a)

each Nominee will be nominated and, if elected, serve as a member of the Trilogy Parent Board for a term expiring not earlier than Trilogy Parent’s next annual meeting of Trilogy Parent Shareholders at which directors of Trilogy Parent are to be elected, provided that such Nominee consents in writing to serve as a director and is eligible to serve as a director under the Business Corporations Act (British Columbia) and under the rules of any stock exchange on which the Trilogy Parent Common Shares are listed and under any policies and procedures reflecting term limits properly adopted by the Trilogy Parent Board;

(b)

at the first annual meeting of Trilogy Parent Shareholders following the end of the term of the Nominees at which directors of Trilogy Parent are to be elected, and at each meeting of Trilogy Parent Shareholders thereafter at which directors are to be elected, Trilogy Parent will cause the Nominees to be included in the slate of nominees proposed by Trilogy Parent to the Trilogy Parent Shareholders for election as directors;

(c)

Trilogy Parent will use commercially reasonable efforts to cause the election of the Nominees, including soliciting proxies in favour of the election of the Nominees in the event Trilogy Parent intends to solicit any such proxies in connection with a meeting of Trilogy Parent Shareholders;

(d)

Trilogy Parent will provide written notice to the Investor of not less than 10 days or more than 30 days prior to the record date for Trilogy Parent Shareholders to receive notice of a shareholders meeting at which directors will be elected, containing a reasonably detailed request for information regarding the Nominees that is required to be included in an information circular of Trilogy Parent in respect of the meeting. At least 35 days before such meeting, the Investor will deliver to Trilogy Parent in writing the names of the Nominees, together with the information regarding such Nominees requested by Trilogy Parent in accordance with the preceding sentence (the “Nominees Letter”). If the Investor fails to deliver the Nominees Letter to Trilogy Parent at least 35 days before the shareholders meeting, the Investor will be deemed to have nominated the same Nominees that serve as directors of Trilogy Parent at such time under this provision;

(e)

if a Nominee ceases to hold office as a director of Trilogy Parent for any reason, the Investor will be entitled to nominate an individual to replace him or her and, subject to such individual satisfying the requirements specified in Section 2.1(a) above, Trilogy Parent will promptly take all reasonable steps as may be necessary to appoint such individual to the Trilogy Parent Board to replace the Nominee who has ceased to hold office;

(f)

Trilogy Parent will not be entitled to veto a Nominee provided that such Nominee has not previously been removed by a resolution of the Trilogy Parent Shareholders and is not a director who retired by rotation and was not re-elected by the Trilogy Parent Shareholders;

(g)

so long as a Nominee serves as a member of the Trilogy Parent Board, such Nominee will be eligible to serve on any committee of the Trilogy Parent Board provided that such Nominee satisfies the eligibility criteria for such committee and the Trilogy Parent Board has approved, and has received regulatory approval, of the Nominee serving as a member of such committee; and

(h)

the Nominees will, unless they are executive officers of Trilogy Parent or its subsidiaries (including Trilogy and its Subsidiaries) be compensated as members of the Trilogy Parent Board on a basis no less favourable than the basis upon which Trilogy Parent compensates the other members of the Trilogy Parent Board, unless they are executive officers of Trilogy Parent or its subsidiaries (including Trilogy and its Subsidiaries).

2.2         Notwithstanding Section 2.1, but subject to Section 2.3, if at any time the Relevant Percentage Ownership of Trilogy Parent Shares owned by the Investor is:

(a)	less than 7.5% but greater than 5% for any continuous period of at least 30 days, the Investor will have the right to nominate only one director to the Trilogy Parent Board; and

(b)	less than 5% for any continuous period of at least 30 days, the Investor will no longer have the right to nominate a member to the Trilogy Parent Board.

2.3         Notwithstanding Sections 2.1 and 2.2, during the period of time from the Effective Date to the end of the second annual general meeting of Trilogy Parent following the Effective Time, the Investor will have the right to nominate two directors to the Trilogy Parent Board regardless of the Relevant Percentage Ownership of Trilogy Parent Shares owned by the Investor.

2.4         Following the Effective Date and for as long as the Investor has the right to nominate at least one director to the Trilogy Parent Board, the Investor shall also have the right, acting reasonably, to approve the nomination or appointment of any proposed new Independent Directors to the Trilogy Parent Board that were not approved by all of the then existing Independent Directors, subject to such proposed new Independent Directors: (i) satisfying the requirements specified in Section 2.1(a) above; (ii) satisfying all applicable audit committee independence requirements under applicable securities laws and stock exchange rules; and (iii) not directly or indirectly owning any Trilogy Class C Units.

3.          GENERAL

3.1         Independent Legal Advice. The Investor acknowledges that he has been advised to seek independent legal advice with respect to the matters contained in this Agreement and has either obtained such advice or has waived his right to do so.

3.2         Further Assurances. The parties will execute all other documents and instruments and do all other things necessary to implement and carry out the terms of this Agreement.

3.3         Amendment or Waiver. This Agreement will not be amended except by written agreement that is signed by the parties. No waiver of any obligation or any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific obligation or breach waived. 3.4 Severability. Should any part of this Agreement be declared or held to be invalid for any reason, the invalidity will not affect the validity of the remainder of this Agreement which will continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion and it is hereby declared the intention of the parties that this Agreement would have been executed without reference to any portion that may, for any reason, be hereafter declared or held invalid.

3.5         Enurement. This Agreement will be binding upon and enure to the benefit of the parties and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns (as applicable).

3.6         Assignment. Neither party may assign or transfer any of its interest in this Agreement without the prior written consent of the other party.

3.7         Governing Law and Jurisdiction. This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in British Columbia. Each party hereby irrevocably submits to the jurisdiction of the courts of the Province of British Columbia for the purpose of any judicial proceeding arising out of or relating to or concerning this Agreement.

3.8         Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all previous communications, representations and agreements, whether verbal or written, between the parties with respect to the subject matter of this Agreement.

3.9         Counterparts. This Agreement may be executed in counterparts, each of which when executed and delivered (by facsimile or otherwise) will be deemed to be an original, and both of which together will constitute one and the same document.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

ALIGNVEST MANAGEMENT CORPORATION

By:	/s/ Reza Satchu
Name:	Reza Satchu
Title:	Chairman, Chief Executive Officer, Managing Partner and Director

TRILOGY INTERNATIONAL PARTNERS INC.

By:	/s/ Scott Morris
Name:	Scott Morris
Title:	Senior Vice President, General Counsel and Corporate Secretary

Signature Page -AMC Investor Rights Agreement